

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Jeremy Wegner
Chief Financial Officer
Chatham Lodging Trust
222 Lakeview Avenue, Suite 200
West Palm Beach, Florida 33401

> **Re: Chatham Lodging Trust**
> **Form 10-K for the year ended December 31, 2023**
> **Filed February 27, 2024**
> **Form 8-K**
> **Filed February 27, 2024**
> **File No. 001-34693**

Dear Jeremy Wegner:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction